Exhibit 99.1

Item 4.01 Changes in Registrant's Certifying Accountant.

(a), (b) The Audit Committee of Medicure Inc. (the “Company”) recently completed a competitive process to determine what audit firm would serve as the Company's independent registered public accounting firm for the year ended May 31, 2013. On May 31, 2013 the Audit Committee determined to dismiss KPMG LLP (“KPMG”) as the Company's independent registered public accounting firm effective immediately.

The reports of KPMG on the Company's consolidated financial statements as of and for the years ended May 31, 2012 and 2011 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the years ended May 31, 2012 and 2011, there were no (a) disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to KPMG's satisfaction, would have caused KPMG to make reference to the subject matter thereof in connection with its reports for such years; or (b) reportable events, as described under Item 304(a)(1)(v) of Regulation S-K.

The Company provided KPMG with a copy of the disclosures it is making in this Current Report on Form 8-K and requested from KPMG a letter addressed to the Securities and Exchange Commission indicating whether it agrees with such disclosures. A copy of KPMG's letter will be filed in due course.

Contemporaneous with the determination to dismiss KPMG, the Audit Committee engaged Ernst & Young LLP as the Company's independent registered public accounting firm for the year ended May 31, 2013.

During the years ended May 31, 2012 and 2011 and the period through May 31, 2013, the Company did not consult with Ernst & Young LLP regarding any of the matters or events set forth in Item 304(a)(2) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MEDICURE INC.

By: /s/ James Kinley
___________________
James Kinley
Chief Financial Officer

Dated: May 31, 2013